VIOSOLAR INC. COMPLETES PURCHASE OF AN OPERATING SOLAR COMPANY IN GREECE AND APPOINTMENT OF VICE-PRESIDENT; NORTH AMERICAN BUSINESS DEVELOPMENT

Athens, Greece; July 28, 2009. VioSolar Inc. (OTCBB-VIOSF; Frankfurt-SDE.F) announced today the closing of the purchase of eighty-five percent of the outstanding shares of Energeiaki E.P.E. of Tripoli, Greece.

“This acquisition opens the door for VioSolar into the photovoltaic marketplace in Greece.” stated Rick Walchuk, President and CEO. “Greece is an excellent market place for photovoltaics with its high insolation levels and feed-in-tariffs, coupled with the government grant incentive. We are extremely pleased with this acquisition and also with the progress we have made in the negotiations for other photovoltaic companies.”

The founder and majority shareholder of Energeiaki, Mr. Stavros Papastavrou will maintain a fifteen percent ownership of Energeiaki of which VioSolar Inc. will hold a right of first refusal. Mr. Papastavrou will be an important part of the company going forward, as his experience and knowledge of the photovoltaic market in Greece will be a valuable asset for VioSolar Inc.

VioSolar Inc. is also pleased to announce the appointment of Mr. Bill Kanatas, of Chicago, Illinois, as Vice-President; North American Business Development.

Mr. Kanatas, 44, attended Loyola University in Chicago, IL. Over the past 15 years, as a respected businessman and financier, he was responsible for co-founding over a dozen companies ranging from Bio-Tech to Real Estate.

For the past several years, Mr. Kanatas has focused on projects that are environmentally friendly and has been doing his part to help protect our environment. This led him to his current position as Founder and CEO of SolarVision based in Chicago.

Mr. Kanatas will bring an extensive background in management and capital procurement that will help VioSolar accelerate its growth in the solar marketplace.

VioSolar Inc. and SolarVision will work towards various joint ventures in the photovoltaic market in Greece.

“We are very pleased to have Bill Kanatas join our team and we look forward to working with his company, SolarVision, and his partners in order to expand our presence in the photovoltaic market in Greece.” said Rick Walchuk.

VioSolar Inc. is currently entertaining various funding opportunities in order to complete the ‘shovel-ready’ projects in our pipeline and expects to announce these in the very near future.

About ENERGEIAKI E.P.E.

Energeiaki E.P.E. is an operating photovoltaic solar company based in Tripoli, Greece. The company currently has one photovoltaic solar park of 100kw in operation. Energeiaki also has two other parks of 100kw each under construction and six other applications at various stages of government approval representing a total of 1.1 MW. Energeiaki has also made applications for various clients representing over 10MW of potential production.

About VioSolar Inc.

VioSolar Inc. is an alternative energy company, with activities in the Photovoltaic Solar Energy sector. The Company’s business plan includes the construction, management and operation of Solar Parks in Greece and throughout other South and South Eastern European Union countries. VioSolar Inc. intends to take advantage of the numerous incentives in this sector offered by various European countries, following the general policy decided by the European Union and the relevant directives forwarded to all European Union members.

Source: VioSolar Inc.

For Further Information Contact:

Rick Walchuk
President/CEO
rick@viosolar .com
or
info@viosolar.com

Website: www.viosolar.com